Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

STAGE STORES ANNOUNCES FOURTH QUARTER EARNINGS RELEASE DATE AND CONFERENCE CALL INFORMATION

HOUSTON, TX, March 6, 2006 - Stage Stores, Inc. (Nasdaq: STGS) announced today that it will release its fourth quarter 2005 financial results at 6:00 a.m. Eastern Time on Thursday, March 9, 2006. The release of the Company's fourth quarter financial results will be followed by a conference call, which will be held at 8:30 a.m. Eastern Time on the same day.

Interested parties can participate in the Company's fourth quarter conference call by dialing 703-639-1316. Alternatively, interested parties can listen to a live webcast of the conference call by logging on to the Company's web site at www.stagestores.com and then clicking on Investor Relations, then Webcasts, then the webcast link. A replay of the conference call will be available online until midnight on Friday, March 17, 2006.

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities. The Company currently operates 194 Bealls, 48 Palais Royal and 134 Stage stores throughout the South Central states, and operates 174 Peebles stores throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. On February 27, 2006, the Company purchased B.C. Moore & Sons, Inc., and acquired 78 retail locations. The Company currently plans to convert 69 of the acquired stores to its Peebles name and format, in phases, beginning in mid July. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

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